Exhibit 99.1

Galapagos Q3: clinical success with GLPG1690 and MOR106 highlights strength of deep pipeline

•	Substantial progress in R&D

•	Inflammation:

•	Studies with filgotinib started in uveitis and lupus membranous nephropathy

•	IL-17C antibody MOR106 showed promising signs of activity in atopic dermatitis patients in Phase 1b study

•	Fibrosis:

•	Positive POC with GLPG1690 in IPF patients

•	UK regulatory agency cleared path for submission of CF triple combination patient study in Q4

•	First nine months 2017 financial results

•	Revenues €106.4 M, an increase of €41.3 M compared to 2016

•	Operating loss €62.6 M, an increase of €14.1 M compared to 2016

•	Cash on 30 September 2017 of €1,220.1 M

Webcast presentation tomorrow, 27 October 2017, at 14.00 CET/8 AM ET, www.glpg.com, +32 2 404 0659, code 2890376

Mechelen, Belgium; 26 October 2017, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) announces its unaudited results for the first nine months of 2017, which are further detailed in its Q3 2017 report available on the Galapagos website, www.glpg.com.

“Galapagos observed proof of concept in patients with GLPG1690 in idiopathic pulmonary fibrosis and MOR106 in atopic dermatitis this quarter, demonstrating again that we can deliver novelty to address unmet patient needs,” said Onno van de Stolpe, CEO. “Our novel mechanism of action platform forms the basis of what we do at Galapagos, and, together with filgotinib, our investigational JAK1 inhibitor in inflammatory diseases, we now have three completely new mechanisms for which we have observed proof of concept in major disease need areas. And this is just the start: our platform continues to deliver novel targets and molecules in inflammation, fibrosis, and other diseases. We have the pipeline, the expertise, the people, and the financial resources to progress our programs and realize the full potential of our innovation.”

“In the first three quarters of 2017 Galapagos continued to invest in its R&D pipeline to produce substantial progress. Delivery of the FLORA study results and the Phase 1b results with MOR106 solidified shareholder confidence in the future of our company and in our ability to execute,” said Bart Filius, CFO. “With a cash position of €1.2 billion, we remain well positioned to advance our wide range of R&D programs. We anticipate our cash burn for the full year to be at the lower end of our guidance of €135 – 155 million.”

Consolidated key figures Q3 report 2017 (unaudited)

(€ millions, except basic & diluted income/loss per share)

	30 September 2017	30 September 2016
Revenues	106.4	65.0
R&D expenditure	(149.2)	(96.7)
G&A and S&M expenses	(19.7)	(16.8)
Operating loss	(62.6)	(48.5)
Non-cash adjustment on short term financial asset[1]	—	57.5
Other net financial result	(23.1)	(0.9)
Taxes	(0.2)	(0.1)
Net result for the period	(85.9)	8.1
Basic income/loss (-) per share (€)	(1.75)	0.18
Diluted income/loss (-) per share (€)	(1.75)	0.17
Cash, cash equivalents and restricted cash	1,220.1	938.8

Notes:

1)	reflects non-cash financial asset adjustment resulting from the Gilead subscription agreement

Q3 report 2017

Galapagos’ financial report for the first three quarters ended 30 September 2017 can be accessed via www.glpg.com/financial-reports.

Conference call and webcast presentation

Galapagos will conduct a conference call open to the public tomorrow, 27 October 2017 at 14:00 CET / 8 AM ET, which will also be webcast. To participate in the conference call, please call one of the following numbers ten minutes prior to commencement:

CODE: 2890376

USA:	+1 323 794 2423
UK:	+44 330 336 9105
Netherlands:	+31 20 721 9251
France:	+33 1 76 77 22 74
Belgium:	+32 2 404 0659

A question and answer session will follow the presentation of the results. Go to www.glpg.com to access the live audio webcast. The archived webcast will also be available for replay shortly after the close of the call.

Financial calendar

22 February 2018	Full year 2017 results (webcast 23 February 2018)
24 April 2018	Annual shareholders’ meeting

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos’ pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in respectively inflammatory diseases, idiopathic pulmonary fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people’s lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 578 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:

Elizabeth Goodwin

VP IR & Corporate Communications

+1 781 460 1784

Paul van der Horst

Director IR & Business Development

+31 71 750 6707

ir@glpg.com

Media:

Evelyn Fox

Director Communications

+31 6 53 591 999

communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements, including, among other things, statements regarding the guidance from management (including guidance regarding the expected operational cash burn during financial year 2017), financial results and timing of the release thereof, timing and/or results of clinical trials, interaction with regulators, and build-up and development of commercial operations. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos’ expectations regarding its 2017 operating expenses may be incorrect (including because one or more of its assumptions underlying its expense expectations may not be realized), Galapagos’ expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos’ ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos’ reliance on collaborations with third parties, and estimating the commercial potential of its development programs. A further list and description of these risks, uncertainties and other risks can be found in Galapagos’ Securities and Exchange Commission (SEC) filings and reports, including in Galapagos’ most recent annual report on form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.